Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Announcement on the Implementation of Profit Distribution of the A Shares of China Life Insurance Company Limited for 2020

Important Notes:

•	Distribution Amount Per Share

The amount of cash dividends to be distributed is RMB0.64 per share (inclusive of tax).

Cash dividends to be distributed per share (exclusive of tax): the amount of cash dividends to be distributed to individual shareholders and securities investment funds is RMB0.64 per share (not withholding the income tax for the time being); the amount of cash dividends to be distributed to a Qualified Foreign Institutional Investor (“QFII”) is RMB0.576 per share; the amount of cash dividends to be distributed to investors under the Shanghai-Hong Kong Stock Connect program (including corporate and individual investors) will be RMB0.576 per share.

•	Relevant Dates

Stock Category	Equity Rights Record Date	Last Trading Date	Ex-Dividend Date	Date of Distribution
A shares	July 14, 2021	—	July 15, 2021	July 15, 2021

•	Differentiated Distribution: None.

I.	Shareholder Meeting Approving the Profit Distribution Plan (Session and Date)

The profit distribution plan has been reviewed and approved at the 2020 Annual General Meeting of China Life Insurance Company Limited (the “Company”) on June 30, 2021. The announcement on the resolutions passed at the 2020 Annual General Meeting has been published on China Securities Journal, Securities Times and Securities Daily dated July 1, 2021 as well as the website of Shanghai Stock Exchange (www.sse.com.cn).

Commission File Number 001-31914

II.	Distribution Plan

1.	Distribution Year: Year 2020

2.	Shareholders to Receive the Dividends

All A Share shareholders of the Company whose names have been registered with China Securities Depository and Clearing Corporation Limited Shanghai Branch (hereinafter “China Clearing Shanghai Branch”) when the Shanghai Stock Exchange closes as of the equity rights record date.

This announcement does not apply to the distribution of cash dividends to H Share shareholders. For the distribution of cash dividends to H Share shareholders, please refer to an announcement on resolutions passed at the Annual General Meeting issued by the Company on June 30, 2021 on the website of Hong Kong Exchange (www.hkexnews.hk)

3.	Distribution Plan

The profit distribution is based on the total share capital of 28,264,705,000 shares of the Company before the implementation of the plan, and the Company will pay a cash dividend of RMB0.64 per share (inclusive of tax), totaling approximately RMB 18,089 million (inclusive of tax).

As of December 31, 2020, the Company’s core solvency adequacy ratio is 260.10%, and the comprehensive solvency adequacy ratio is 268.92%. As affected by this profit distribution, the solvency adequacy ratio of the Company will decrease by 4.56%. The solvency adequacy ratio of the Company remains at a relatively high level after this profit distribution, and meets the regulatory requirements.

III.	Relevant Dates

Stock Category	Equity Rights Record Date	Last Trading Date	Ex-Dividend Date	Date of Distribution
A shares	July 14, 2021	—	July 15, 2021	July 15, 2021

Commission File Number 001-31914

IV.	Arrangements for Dividend Distribution

1.	Implementation Plan

The cash dividends of the China Life Insurance (Group) Company will be distributed by the Company. With respect to other shareholders, the cash dividends will be distributed by China Clearing Shanghai Branch through its clearing system to shareholders who have registered when the Shanghai Stock Exchange closes on the equity rights record date and have conducted relevant distribution procedures with respect to designated transactions at each member entity of Shanghai Stock Exchange. Shareholders who have conducted relevant procedures with respect to designated transactions may collect cash dividends on the distribution date at the designated securities sales department and the dividends to shareholders who have not conducted relevant procedures with respect to designated transactions will be kept with China Clearing Shanghai Branch and will be distributed after such procedures have been completed.

2.	Distribution by the Company

China Life Insurance (Group) Company.

3.	Notes on Tax Withholding

(1)

As regards the dividends to be distributed to individual shareholders and securities investment funds of the Company’s A shares, according to the Notice on Differentiated Individual Income Tax Policies Applicable to the Stock Dividends Distributed by Listed Companies (Cai Shui [2015] No. 101) and the Notice on Issues Related to the Implementation of the Differentiated Individual Income Tax Policy on Dividends and Bonuses Distributed by Listed Companies (Cai Shui [2012] No.85), the Company will not withhold the income tax for the time being when distributing dividends, and the cash dividends to be distributed will be RMB0.64 per share.

Commission File Number 001-31914

When any individual shareholder or securities investment fund transfers its shares after the equity rights registration date, China Clearing Shanghai Branch will calculate the amount of tax payable based on the duration of holding of such shares, and a securities company or other stock depository agency shall deduct the amount of tax payable from the individual investor’s fund account and transfer to China Clearing Shanghai Branch, which will transfer the deducted amount of tax to the Company within the first five working days of the following month, and the Company will then file tax returns with and pay the tax to competent tax authority within the statutory filing period in the month it receives the tax payment. If the term of holding of such shares is less than one month (including one month), 100% of the dividend income of such investor shall be calculated as the taxable income and the income tax shall be levied on such taxable income at a rate of 20%; if the term of holding of such shares is between one month and one year (including one year), 50% of the dividend income of such investor shall be calculated as the taxable income for the time being and the income tax shall be levied on such taxable income at a rate of 10%; and if the term of holding of such shares is longer than one year, the dividend income of such investor shall be exempted from the individual income tax for the time being.

(2)

As regards the dividends to be distributed to QFII, according to the Notice on Relevant Issues regarding the Withholding of Corporate Income Tax on Dividends, Bonuses and Interests Paid by Chinese Resident Enterprises to QFII (Guo Shui Han [2009] No. 47), the Company will withhold the corporate income tax payable by such investors at the rate of 10%. The cash dividends to be actually distributed after tax will be RMB0.576 per share. Where any such investor believes its dividend income is entitled to any treatment in the taxation agreement (arrangement), it may file an application to competent tax authority after receiving its dividends according to relevant regulations.

(3)

As regards the dividends to be distributed to Hong Kong investors (including corporate and individual investors) who invest in the Company’s A shares via the Shanghai-Hong Kong Stock Connect Program, according to the Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] NO. 81), before the Hong Kong Securities Clearing Company Limited is able to provide the China Securities Depository and Clearing Co., Ltd. with the identity of investors, their shareholding period and other detailed data, the policies of differentiated taxation based on the length of shareholding shall temporarily not apply. Instead, the Company will withhold the income tax payable by such investors at the rate of 10%. The cash dividends to be actually distributed after tax will be RMB0.576 per share. Where such a Hong Kong investor is a tax resident of another country that has signed a tax treaty with China in which the stipulated income tax rate on stock dividends is less than 10%, such Hong Kong investor, whether a corporate or individual investor, may, on its own or by entrusting a withholding agent, apply to competent tax authority of the listed company for enjoying the preferential treatment under the tax treaty, in which case the competent tax authority shall, after review, refund the corporate or individual investor the difference between the tax already levied and the tax payable as calculated according to the rate under the tax treaty.

Commission File Number 001-31914

(4)

As regards the dividends to be distributed to other corporate shareholders and institutional investors, the Company will not be responsible for the withholding and payment of corporate income tax. Taxpayers shall decide on its own in accordance with relevant tax regulations with respect to the payment of local corporate income tax. The cash dividends to be actually distributed will be RMB0.64 per share.

V.	Contact Information

Contact office: Office of the Board of Directors of the Company

Contact: Tower A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

Zip Code：100033

Tel：86（10）6363 2963

Fax：86（10）6657 5112

VI.	Documents for Reference

Resolutions of 2020 Annual General Meeting of the Company and Announcement on Resolutions passed at the 2020 Annual General Meeting of the Company

Board of Directors of China Life Insurance Company Limited

July 8, 2021